Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Ames True Temper Properties, Inc.	Michigan
True Temper Ltd.	Ireland
Ames U.S. Holding Corp.	Delaware
1346039 Alberta ULC	Alberta, Canada
1346022 Alberta ULC	Alberta, Canada
Garant GP	Ontario, Canada